EXHIBIT 99.1

Centerra Gold 2022 Third Quarter Results Conference Call and Webcast

TORONTO, Oct. 19, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or “the Company”) (TSX: CG) (NYSE: CGAU) will host a conference call and webcast to discuss the 2022 third quarter operating and financial results on Monday, November 7, 2022 at 9:00 a.m. Eastern Time. The results are scheduled to be released before the market opens on Monday, November 7, 2022.

  North American participants should dial the toll-free number +1 (800) 750-9140
  International participants may access the call at +1 (416) 981-0157

The conference call is being webcast by Notified and can be accessed live at https://edge.media-server.com/mmc/p/68bafg9k. Presentation slides of the third quarter results will also be accessible on Centerra’s website at www.centerragold.com.

An audio recording of the call will be made available after the call via telephone until midnight Eastern Time on Monday, November 21, 2022. The recording can be accessed by calling + 1 (416) 626-4100 or (800) 558-5253 and using the passcode 22021107. In addition, the webcast will be archived on Centerra’s website under: www.centerragold.com/investor/events-presentations.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/db4c0a80-5911-4e0a-b40b-3888ba162958